812 San Antonio Street Suite 600 Austin, Texas 78701 Tel512 • 583 • 5900 Fax512 • 583 • 5940
Lowell W. Harrison Direct Dial: 512.583.5905 EMAIL: lharrison@fkhpartners.com

March 8, 2019

Via EDGAR

Mr. Christopher Dunham

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Re:Red River Bancshares, Inc.

Draft Registration Statement No. 3 on Form S-1

Confidentially Submitted on March 8, 2019

CIK No.  0001071236

Dear Mr. Dunham:

On behalf of our client, Red River Bancshares, Inc. (the “Company”), we are submitting this letter in response to certain of the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 4, 2018 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1, which was confidentially submitted to the Commission on November 9, 2018 (the “Initial DRS”).

As you are aware, on December 19, 2018, the Company confidentially submitted Draft Registration Statement No. 2 on Form S-1 to the Commission (“DRS No. 2”), which included certain revisions made in response to the Staff’s comments set forth in the Comment Letter and other changes that were intended to update and clarify certain information.  As set forth in this firm’s letter to the Staff dated December 19, 2018, we communicated that certain of the Staff’s comments would be further addressed in the first quarter of 2019 after the Company received its audited consolidated financial statements for the year ended December 31, 2018.  Accordingly, we are writing to provide the Staff with an update regarding those comments that have been further addressed in DRS No. 3.

Concurrently with the submission of this letter, the Company is confidentially submitting to the Commission Draft Registration Statement No. 3 on Form S-1 (“DRS No. 3”).  For your reference, copies of this letter, along with both clean copies of DRS No. 3 and copies marked to show all changes from DRS No. 2, are being delivered to the Staff under separate cover.  The

Securities and Exchange Commission
March 8, 2019

changes reflected in DRS No. 3 include those made in response to the Staff’s comments, changes relating to the Company’s 2018 audited consolidated financial statements and certain other changes that are intended to update and clarify certain information.

In this letter, we have recited the Staff’s comments that have been further addressed in DRS No. 3 in bold type and have followed each comment with the Company’s response.  All references to page numbers and captions correspond to DRS No. 3, unless otherwise noted.

About this Prospectus, page ii

2.

Please delete your disclosure here and on page 14 that your prospectus “does not give effect to a 1-for-1 stock dividend” on October 1, 2018 unless otherwise indicated and make corresponding revisions throughout your prospectus. Alternatively, please explain your rationale for not giving effect to this dividend, which appears to function as a 2-for-1 stock split, and revise your prospectus to adjust the per share price for your previous stock offerings (e.g. page 114), discuss how and why this dividend may impact per share metrics and comparability between different periods (e.g. your tangible book value per share growth as discussed on page 6), and update your Dilution and Description of Capital Stock sections as of a more recent date (i.e. following your October 1, 2018 stock dividend).

The referenced disclosure appearing on page ii of DRS No. 3 has been modified to provide that unless otherwise noted, all information in the prospectus gives effect to the Company’s 2018 2-for-1 stock split. In addition, the Company’s audited consolidated financial statements as of and for the year ended December 31, 2017, and all corresponding per share information in DRS No. 3 relating to prior periods (including all sections referenced in the Staff’s comment above) have been revised to give effect to the Company’s 2018 2-for-1 stock split.

Note 3. Loans and Asset Quality

Asset Quality, page F-15

8.The disclosure regarding performing and non performing troubled debt restructurings as of December 31, 2017 is not consistent with the disclosure appearing on page 57 under the title Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Nonperforming Assets. Please revise, as necessary.

The disclosures on page F-24 of DRS No. 3 related to troubled debt restructurings as of and for the years ending December 31, 2018 and 2017 have been enhanced to be consistent with the related disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, which appear on page 67 of DRS No. 3.

9.Please expand the disclosure to provide both the pre-modification and post-modification recorded investment related to troubled debt restructurings pursuant to ASC 310-10-50-33 (a). In addition, provide the information pursuant to ASC 310-10-50-34 with regard to troubled debt restructurings within the previous 12 months and for which there was a payment default during the period, as applicable. Refer to ASC 310-10-55-12 for a table illustrating these disclosures.

Page F-25 of DRS No. 3 includes expanded disclosure to provide both the pre-modification and post-modification recorded investment related to troubled debt restructurings pursuant to ASC 310-10-50-33(a), as well as information pursuant to ASC 310-10-5-34 regarding subsequent defaults, as applicable.

Please do not hesitate to contact us if you have any questions concerning any aspect of DRS No. 3 or if we may be of further assistance.  You can reach me directly at (512) 583-5905. We appreciate your prompt attention to this matter.

Very truly yours,

/s/Lowell W. Harrison

Lowell W. Harrison

Enclosure

cc:R. Blake Chatelain

Todd H. Eveson, Esq.

Jonathan A. Greene, Esq.

Stephanie E. Kalahurka, Esq.

Brent Standefer, Jr., Esq.